SCHEDULE 13D

Amendment No. 1
Vimpel Communications
American Depositary Receipt
Cusip # 68370R109


Cusip # 68370R109
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	PF
Item 6:	Commonwealth of Massachusetts
Item 7:	None
Item 8:	None
Item 9:	161,000
Item 10:	None
Item 11:	304,160
Item 13:	1.31%
Item 14:	HC


PREAMBLE

		Based upon information presently available to the undersigned, including the number of shares of American Depositary Receipts of the issuer (the "ADR's") outstanding as of the date hereof and as of January 23, 1997 (the date as of which the undersigned reported its ownership in its original report on
Schedule 13D filed with the Securities and Exchange Commission on January 28, 1997 (the "Original 13D")), as of the date hereof and as of January 23, 1997, the undersigned was the beneficial owner of approximately 1.31% of the outstanding ADR's. Accordingly, notwithstanding the filing of the Original 13D, the undersigned is not, and was not on January 23, 1997, a Reporting Person required to file reports on Schedule 13D. The undersigned will not in the future file reports on Schedule 13D relating to the ADR's unless and until the undersigned otherwise becomes a Reporting Person.

Item 1.	Security and Issuer.

	This statement relates to shares of the American Depositary Receipt, $0.00 par value (the "ADR's") of Vimpel Communications, a Russia corporation (the "Company"). The principal executive offices of the Company are located at 10-12 Ulitsa; 8-Marta, Moscow, Russian Federation.

Item 2.	Identity and Background.

	This statement is being filed by FMR Corp., a Massachusetts Corporation ("FMR"). A separate Schedule 13D is being filed by Fidelity International Limited, a Bermuda joint stock company incorporated for an unlimited duration by private act of the Bermuda legislature ("FIL"). FMR is a holding company one of whose principal assets is the capital stock of a wholly-owned subsidiary, Fidelity Management & Research Company ("Fidelity"), which is also a Massachusetts corporation. Fidelity is an investment advisor which is registered under Section 203 of the Investment Advisors Act of 1940 and which provides investment advisory services to more than 30 investment companies which are registered under Section 8 of the Investment Company Act of 1940 and serves as investment advisor to certain other funds which are generally offered to limited groups of investors (the "Fidelity Funds"). Various directly or indirectly held subsidiaries of FMR are also engaged in investment management, venture capital asset management, securities brokerage, transfer and shareholder servicing and real estate development. The principal offices of FMR and Fidelity are located at 82 Devonshire Street, Boston, Massachusetts 02109.

	FIL is an investment adviser which provides investment advisory and management services to a number of non-U.S. investment companies or instrument trusts (the "International Funds") and certain institutional investors. Prior to June 30, 1980, FIL was a majority-owned subsidiary of Fidelity. On that date, the shares of FIL held by Fidelity were distributed, as a dividend, to the shareholders of FMR. FIL currently operates as an entity independent of FMR and Fidelity. The International Funds and FIL's other clients, with the exception of Fidelity and an affiliate of Fidelity, are non-U.S. entities. Various foreign-based subsidiaries of FIL are also engaged in investment management. The principal office of FIL is located at Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda.

	Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock of FMR representing approximately 49% of the voting power of FMR. Mr. Johnson 3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR. Mr. Johnson 3d is the Chairman of FMR. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR. The business address and principal occupation of Mr. Johnson 3d is set forth in Schedule A hereto.

	The ADR's to which this statement relates are owned directly by two of the Fidelity Funds, and by Fidelity International
Limited, through its subsidiaries and affiliates.

	FMR and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934 Act") and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the ADR's held by the other corporations need not be aggregated for purposes of Section 13(d). However, FMR is making this filing on a voluntary basis as if all of the ADR's are beneficially owned by FMR and FIL on a joint basis.

	The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of FMR are set forth in Schedule A hereto.

	Within the past five years, none of the persons named in this Item 2 or listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

	The Funds do not, and did not as of January 23, 1997, own more than 5.0% of the American Depositary Receipts. Accordingly, the information required by this Item 3 is not required to be disclosed. Any information provided in the Original 13D under this item hereby is withdrawn.

Item 4.	Purpose of Transaction.

	The Funds do not, and did not as of January 23, 1997, own more than 5.0% of the American Depositary Receipts. Accordingly, the information required by this Item 4 is not required to be disclosed. Any information provided in the Original 13D under this item hereby is withdrawn.

Item 5.	Interest in Securities of Issuer.

	The Funds do not, and did not as of January 23, 1997, own more than 5.0% of the American Depositary Receipts. Accordingly, the information required by this Item 5 is not required to be disclosed. Any information provided in the Original 13D under this item hereby is withdrawn.

Item 6.	Contract, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

	The Funds do not, and did not as of January 23, 1997, own more than 5.0% of the American Depositary Receipts. Accordingly, the information required by this Item 6 is not required to be disclosed. Any information provided in the Original 13D under this item hereby is withdrawn.

Item 7.	Material to be Filed as Exhibits.

	Not Applicable.



	This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						FMR Corp.



DATE:	March 5, 1997	By:	/s/Arthur
Loring
	Arthur Loring
	Vice President-Legal




SCHEDULE A

	The name and present principal occupation or employment of each executive officer and director of FMR Corp. are set forth below. The business address of each person is 82 Devonshire Street, Boston, Massachusetts 02109, and the address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens.

POSITION WITH
									PRINCIPAL
NAME	FMR CORP.	OCCUPATION

Edward C. Johnson 3d	President,
	Chairman of the
Director, CEO	Board and CEO, FMR
Chairman &
Mng. Director

J. Gary Burkhead	Director	President-Fidelity

Caleb Loring, Jr.	Director,	Director, FMR
	Mng. Director

James C. Curvey	Director, 	Sr. V.P., FMR
	Sr. V.P.

William L. Byrnes	Vice Chairman	Vice Chairman, FIL
Director & Mng.
Director

Abigail P. Johnson	Director	Portfolio Mgr -
Fidelity
		Management &
Research
		Company

Robert C. Pozen	Sr. V.P. & Gen'l	Sr. V.P. & Gen'l
	Counsel	Counsel, FMR

David C. Weinstein	Sr. Vice President	Sr. Vice President
Administration	Administration

Gerald M. Lieberman	Sr. Vice Pres. - 	Sr. Vice Pres. -
Chief Financial	Chief Financial
Officer	Officer



SCHEDULE B


Vimpel Communications

Not Applicable. The information provided in the Original 13D under Schedule B hereby is withdrawn.